Exhibit 12.1

FedEx Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Three Months Ended August 31,		Year Ended May 31,
	2012	2011	2012	2011	2010	2009	2008

Earnings:
Income before income taxes	$727	$724	$3,141	$2,265	$1,894	$677	$2,016

Add back:
Interest expense, net of capitalized interest	12	13	52	86	79	85	98
Amortization of debt issuance costs	1	1	5	16	14	5	5
Portion of rent expense representative of interest factor	201	211	797	852	806	795	784
Earnings as adjusted	$941	$949	$3,995	$3,219	$2,793	$1,562	$2,903

Fixed Charges:
Interest expense, net of capitalized interest	$12	$13	$52	$86	$79	$85	$98
Capitalized interest	19	24	85	71	80	71	50
Amortization of debt issuance costs	1	1	5	16	14	5	5
Portion of rent expense representative of interest factor	201	211	797	852	806	795	784
	$233	$249	$939	$1,025	$979	$956	$937

Ratio of Earnings to Fixed Charges	4.0	3.8	4.3	3.1	2.9	1.6	3.1